UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For December 6, 2022

Commission File Number: 001-41335

JE CLEANTECH HOLDINGS LIMITED

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

3 Woodlands Sector 1

Singapore 738361

(Address of principal executive offices)

Bee Yin Hong, CEO

Tel: +65 6368 4198

Email: Elise.hong@jcs-echigo.com.sg

3 Woodlands Sector 1

Singapore 738361

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

JE Cleantech Holdings Limited, a Cayman Islands exempt company (the “Corporation” or “JEC”), held its Annual General Meeting of Shareholders at 11:00 a.m., local time, on December 6, 2022, at the offices of the Corporation located at 3 Woodlands Sector 1, Singapore 738361 for the following purposes:

(1)	To elect the following five (5) persons to serve as directors of the Corporation in their respective capacities until the next annual general meeting of Shareholders and thereafter until their successors shall have been elected and qualified: Hong Bee Yin, Long Jia Kwang, Singh Karmjit, Tay Jingyan, Gerald, and Khoo Su Nee, Joanne.

(2)	To consider and approve a resolution to adopt the JE Cleantech Holdings Limited 2022 Equity Incentive Plan in substantially the form attached to the Proxy Statement (the “Equity Incentive Plan”).

(3)	Considering and acting upon such other business as may properly come before the Meeting or any adjournments thereof.

Only Shareholders of record at the close of business on October 28, 2022, were entitled to notice of and to vote at the Meeting.

RESULTS OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

On December 6, 2022, the Company’s Annual General Meeting of Shareholders was held at 11:00 a.m., local time, at the offices of the Corporation located at 3 Woodlands Sector 1, Singapore. The results of the Annual Meeting were as follows:

1.	The following five (5) persons were elected to serve as directors of the Corporation until the next annual meeting of Shareholders and thereafter until their successors shall have been elected and qualified: Hong Bee Yin, Long Jia Kwang, Singh Karmjit, Tay Jingyan, Gerald, and Khoo Su Nee, Joanne.

2.	The resolution to approve and adopt the Equity Incentive Plan was duly adopted.

Exhibits

99.1	Notice and Proxy Statement for the Annual General Meeting
99.2	Press Release dated December 7, 2022, with respect to the results of the Company’s Annual General Meeting of Shareholders

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JE CLEANTECH HOLDINGS LIMITED
(Registrant)

Date: DECEMBER 8, 2022	By:	/s/ LONG Jia Kwang
LONG Jia Kwang, Chief Financial Officer and Secretary

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